UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 4

                    under the Securities Exchange Act of 1934

                              LEVEL 8 SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   52729M 10 2
            --------------------------------------------------------
                                 (CUSIP Number)

                                Mr. Yossi Shemesh
                               Liraz Systems Ltd.
                                3 Azrieli Center
                             67023 Tel Aviv, Israel
                            Telephone: 972-3-6075454

                                 with copies to:

                          Bruria Gross-Prushansky, Esq.
                           Formula Systems (1985) Ltd.
                               3 Hagalim Boulevard
                              46725 Herzlia, Israel
                            Telephone : 972-9-9598877

                             Edward W. Kerson, Esq.
                             Rabinowitz & Kerson LLP
                                546 Fifth Avenue
                            New York, New York 10036
                            Telephone: (212) 768-1666

--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  June 4, 2002
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52729 M 10 2                                       Page 2 of 9


________________________________________________________________________________
1    NAME OF REPORTING PERSON                S.S. or I.R.S. IDENTIFICATION
                                             NO. OF ABOVE PERSON
     Liraz Systems Ltd.


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [ ]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY             2,034,268

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH                 2,034,268


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,034,268


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.1%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON
     HC


________________________________________________________________________________

CUSIP No. 52729 M 10 2                                       Page 3 of 9


________________________________________________________________________________
1    NAME OF REPORTING PERSON                S.S. or I.R.S. IDENTIFICATION
                                             NO. OF ABOVE PERSON
     Formula Systems (1985) Ltd.


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [ ]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY             2,034,268

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH                 2,034,268


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,034,268


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.1%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON
     HC


________________________________________________________________________________

CUSIP No. 52729 M 10 2                                       Page 4 of 9


________________________________________________________________________________
1    NAME OF REPORTING PERSON                S.S. or I.R.S. IDENTIFICATION
                                             NO. OF ABOVE PERSON
     Advanced Systems Europe B.V.


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [ ]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Netherlands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY             1,353,905

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH                 1,353,905


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,353,905


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.7%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON
     CO


________________________________________________________________________________

CUSIP No. 52729 M 10 2                                       Page 5 of 9

Item 1.  Security and Issuer

     This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of Level 8 Systems, Inc., a Delaware corporation ("Level 8").

     This Schedule 13D is being filed to amend the Schedule 13D filed with regard to shares of Level 8 beneficially owned by Liraz Systems Ltd. ("Liraz"), Advanced Systems Europe B.V. ("Advanced Systems"), and Formula Systems (1985) Ltd. filed March 9, 1999, as amended on November 8, 2000, on November 19, 2001, and on June 3, 2002. The Schedule 13D, as amended through June 3, 2002, is unchanged, except as otherwise set forth in this amendment.

Item 4.  Purpose of Transaction

     On June 4, 2002,  June 5, 2002,  June 6, 2002,  June 10, 2002, and June 11,
2002, Liraz and Advanced Systems sold an aggregate of 1,751,500 shares of Common Stock to raise capital for general business purposes, including financing of the business of BluePhoenix Solutions BV, a wholly-owned subsidiary of Advanced Systems that acquired Level 8's AppBuilder business in October 2001.

Item 5.  Interest in Securities of the Issuer

     The Reporting Persons directly own the following numbers of shares of Common Stock:


                                       Number of Shares
           Reporting Person            Directly Owned
           ----------------            --------------

           Liraz                       680,363
           Advanced Systems            1,353,905  (1)



     (1) Includes 1,200,048 shares issuable upon conversion of Series A1 Convertible Redeemable Preferred Stock.

     Liraz and Formula may be deemed to share power to vote and to dispose of the 680,363 shares Liraz directly owns, and Liraz, Formula, and Advanced Systems may be deemed to share power to vote and to dispose of the 1,353,905 shares Advanced Systems directly owns. Accordingly, Liraz and Formula may each be deemed to beneficially own 2,034,268 shares of Common Stock, or 10.1% of the outstanding shares of Common Stock.

     On June 5, 2002, June 6, 2002, and June 10, 2002, Liraz sold an aggregate of 701,500 shares of Common Stock for an aggregate of $367,754 in open-market transactions as detailed below:

CUSIP No. 52729 M 10 2                                       Page 6 of 9



                                        Number of         Average price per share              Total Price
Date                    Seller         Shares Sold        (excluding commissions)         (excluding commissions)
----                    ------         -----------         ---------------------           ---------------------

June 5, 2002            Liraz              11,000                         $0.78                          $8,580
June 6, 2002            Liraz              54,000                         $0.60                         $32,510
June 10, 2002           Liraz             636,500                         $0.51                        $326,664
                                          -------                                                      --------

Total                                     701,500                                                      $367,754
                                          -------                                                      --------



     On June 4, 2002, June 6, 2002, June 10, 2002, and June 11, 2002,  Liraz and
Advanced Systems sold an aggregate of 1,050,000 shares of Common Stock for an aggregate of $576,000 in privately negotiated transactions as detailed below:






                                        Number of         Average price per share              Total Price
Date               Seller              Shares Sold        (excluding commissions)         (excluding commissions)
----               ------              -----------         ---------------------           ---------------------

June 4, 2002       Liraz                 400,000                       $0.67                      $268,000
June 6, 2002       Liraz                 300,000                       $0.47                      $141,000
June 10, 2002      Liraz                 250,000                       $0.42                      $105,000
June 11, 2002      Advanced Systems       50,000                       $0.82                       $41,000
June 11, 2002      Liraz                  50,000                       $0.42                       $21,000
                                          ------                                                   -------

Total                                  1,050,000                                                  $576,000
                                       ---------                                                  --------




     Except as set forth above, neither the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any of the individuals named in Schedule A, beneficially own any shares of Common Stock.

Item 7.  Material to be Filed as Exhibits

     99.1 Joint filing agreement regarding the filing of this Schedule, attached hereto.

CUSIP No. 52729 M 10 2                                       Page 7 of 9


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 12, 2002.

                                    LIRAZ SYSTEMS LTD.
                                    ADVANCED SYSTEMS EUROPE B.V.
                                    FORMULA SYSTEMS (1985) LTD.

                                    By:      LIRAZ SYSTEMS LTD.

                                    By:      Yossi Shemesh/Arie Kilman
                                             --------------------------
                                    Printed Name:  Yossi Shemesh/Arie Kilman
                                    Title:  Chief Executive Officer/Chairman

                                    For itself and on behalf of  each of
                                    Formula Systems (1985) Ltd. and Advanced
                                    Systems Europe B.V. pursuant to the
                                    agreement annexed hereto as Exhibit 99.1.

CUSIP No. 52729 M 10 2                                       Page 8 of 9



                                  Exhibit Index



     99.1 Joint filing agreement regarding the filing of this Schedule, attached hereto.

CUSIP No. 52729 M 10 2                                       Page 9 of 9

Exhibit 1

                                  AGREEMENT OF
               LIRAZ SYSTEMS LTD., FORMULA SYSTEMS (1985) LTD. AND
                          ADVANCED SYSTEMS EUROPE B.V.


                            Pursuant to Rule 13d-1(k)

     The undersigned hereby agree that the Statement on Schedule 13D to which this Agreement is annexed as Exhibit 99.1 may be filed by Liraz Systems Ltd. on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Dated:  June 12, 2002.

                                 LIRAZ SYSTEMS LTD.

                                 By:  Yossi Shemesh/Arie Kilman
                                      --------------------------
                                 Printed Name:  Yossi Shemesh/Arie Kilman
                                 Title:  Chief Executive Officer/Chairman



                                 ADVANCED SYSTEMS EUROPE B.V.

                                 By:  Yossi Shemesh/Yoel Amir
                                      ------------------------
                                 Printed Name: Yossi Shemesh/Yoel Amir
                                 Title:  Director/Chief Executive Officer

                                 FORMULA SYSTEMS (1985) LTD.

                                 By:  Dan Goldstein
                                      -------------
                                 Printed Name: Dan Goldstein
                                 Title:  Chairman of the Board and Chief
                                         Executive Officer